Pantheon Ventures (US) LP

Transamerica Center

600 Montgomery Street, 23rd Floor

San Francisco, California 94111

December 5, 2018

WAIVER LETTER

AMG Pantheon Master Fund, LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Re: Investment Management Fee Waiver

Ladies and Gentlemen:

This Waiver Letter documents an undertaking by Pantheon Ventures (US) LP (the “Adviser”) to waive a portion of its investment management fee charged to AMG Pantheon Master Fund, LLC (the “Master Fund”), under an Investment Management Agreement between the Adviser and the Master Fund dated as of May 20, 2014, and as amended through the date hereof (the “Investment Management Agreement”).

In consideration of the investment management fee payable to the Adviser under an Investment Management Agreement between the Adviser and AMG Pantheon Subsidiary Fund, LLC (the “Subsidiary”) dated as of December 5, 2018 (the “Subsidiary Investment Management Agreement”), the Adviser hereby undertakes, effective December 5, 2018, to waive a portion of the investment management fee that the Adviser otherwise would have been entitled to receive with respect to any particular month from the Master Fund in an amount equal to the investment management fee paid to the Adviser under the Subsidiary Investment Management Agreement with respect to such month.

This waiver shall continue until the earlier of (i) the mutual agreement of the Adviser and the Board of Directors of the Master Fund or (ii) such time that the Investment Management Agreement or the Subsidiary Investment Management Agreement terminates.

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Sincerely,

Pantheon Ventures (US) LP

By:	/s/ Kevin Albert
	Name:	Kevin Albert
	Title:	Managing Director
	Date:	12/5/18

ACKNOWLEDGED AND ACCEPTED

AMG Pantheon Master Fund, LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	12/5/18